1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

January 21, 2025

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)
File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 13, 2024. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 19 (“PEA 19”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s December 13, 2024 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

PROSPECTUS

Comment 1: Please consider whether “Commercial Real Estate Industry Risk” needs to be enhanced to reflect current market conditions or commercial real estate industry developments.

Response: Comment accepted. The Fund will add the below text to “Commercial Real Estate Industry Risk” within the Prospectus Summary:

“Additionally, economic conditions can negatively impact the businesses of tenants of the Fund’s private commercial real estate investments, which in turn could cause the Fund to experience increased delinquencies or decreasing rents, either of which would negatively impact the Fund’s income. These conditions may increase the volatility of the value of private commercial real estate investments made by the Fund. These developments also may make it more difficult for the Fund to accurately value its investments or to sell its investments on a timely basis.

Anu Dubey January 21, 2025 Page 2

These developments, including elevated interest rates relative to previous years, or a gradual decline in interest rates from these elevated levels, could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns. Such developments could, in turn, diminish significantly the Fund’s revenue from investments and adversely affect the Fund’s NAV.”

Comment 2: We note the Fund’s statement within “Joint Venture Risk” that “the Fund may hold a majority of the economic interest of a joint venture.” Please explain the upper percentage limit on economic interest held by the Fund in a joint venture, if any.

Response: The Fund does not have an upper percentage limit on the economic interest that it may hold in a joint venture. Because the Fund may use joint ventures to allow for investments in vehicles that would not be consolidated for financial reporting purposes, the Fund may be limited in the upper percentage limit of its economic ownership by relevant accounting guidance to achieve non-consolidation under U.S. GAAP. The Fund notes that it does not currently hold any investments through joint venture structures, although it may do so in the future consistent with the disclosure in the Fund’s Registration Statement.

Comment 3: Since they are referenced within “Mortgage-Related and Other Asset-Backed Instruments Risk,” please briefly describe what REMICs and Re-REMICs are.

Response: The Fund will add the below paragraphs to “Investments in Traded Real Estate-Related Securities” within “Portfolio Composition.”

Real Estate Mortgage Investment Conduits (“REMICs”). REMICs are special purpose vehicles used to pool mortgage loans and issue mortgage-backed securities. They are designed to hold a fixed pool of mortgages and issue multiple classes of interests, known as tranches, to investors. REMICs are treated as pass-through entities for tax purposes, meaning that income is passed directly to investors, thereby avoiding double taxation. The primary purpose of REMICs is to securitize mortgage loans, providing liquidity and diversification to investors.

Re-securitized Real Estate Mortgage Investment Conduits (“Re-REMICs”). REMICs involve the re-securitization of existing REMIC tranches into new securities. This process takes tranches from one or more REMICs and re-pools them to create new tranches with different risk and return profiles. The purpose of Re-REMICs is to restructure existing mortgage-backed securities to better meet investor needs, manage risk and enhance liquidity. Both REMICs and Re-REMICs

Anu Dubey January 21, 2025 Page 3

play significant roles in the mortgage-backed securities market, offering mechanisms for the securitization and re-securitization of mortgage loans.

Comment 4: Consider whether “Interest Rate Risk” needs to be updated given the Fed’s recent reduction of rates by 0.25%.

Response: The Fund has already updated its disclosure in 2024 to be more evergreen—thereby not requiring an update with every Fed announcement—in saying that recent, rather than current, market conditions caused the Fed to raise rates from historically low levels. “Interest Rate Risk” already notes that “changes” generally, in monetary policy may exacerbate the risks associated with changing interest rates and a later paragraph discusses the anticipated effects of a reduction in interest rates. However, in response to the Staff’s comment, we have revised Interest Rate Risk as follows:

Interest Rate Risk. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities (or yields of other types of bonds) to rise, including but not limited to central bank monetary policies, changing inflation or real growth rates, general economic conditions, increasing bond issuances or reduced market demand for low yielding investments. Risks associated with ~~rising~~ changes in interest rates may be heightened under certain ~~recent~~ market conditions, such as during times when ~~including~~ the U.S. Federal Reserve (the “Federal Reserve”) raises interest rates or when such rates remain elevated following a period of ~~from~~ historically low levels. Additionally, ~~and~~ the U.S. and other governments have increased, and are likely to continue increasing, their debt issuances, which may also heighten these risks. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. Further, in market environments where interest rates are rising, issuers may be less willing or able to make principal and interest payments on fixed-income investments when due. There is the risk that the income generated by investments may not keep pace with inflation. Actions by governments and central banking authorities can result in increases or decreases in interest rates. Periods of higher inflation could cause such authorities to raise interest rates, which may adversely affect a Fund and its investments.

Comment 5: Please revise “Additional Risks Relating to the Fund’s Preferred Shares” to reflect that the Fund has issued preferred shares.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 6: Please include completed Fee Table with the response letter for review.

Anu Dubey January 21, 2025 Page 4

Response: Comment accepted. The Fee Table is included as Attachment A hereto.

Comment 7: Please add a line item to the Fee Table for the Distribution and Servicing Fee (0.75%) referenced within “Class A-3 and Class A-4 Distribution and Servicing Plans.”

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 8: Please revise Footnote 2 in the Fee Table to disclose the Fund’s use of leverage based on the Fund’s net assets.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 9: Please revise Footnote 3 in the Fee Table to disclose amount of Fund’s issuance of preferred shares based on the Fund’s net assets.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 10: Please revise Footnote 6 in the Fee Table to remove disclosure about advisory fee waiver agreement and move elsewhere out of the Fee Table as the waiver does not extend for at least one year from the effective date.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 11: Please revise the footnote to the Portfolio Managers table to explain what “dual personnel of PIMCO Prime Real Estate and PIMCO” means. Please also explain how PIMCO Prime Real Estate LLC is affiliated with the PIMCO adviser entity and whether or not there is a Personnel Sharing Agreement or other similar resource sharing agreement between these parties that governs the PIMCO adviser entity’s use of personnel of PIMCO Prime Real Estate LLC to manage this fund.

Response: Comment accepted. The following text will revise the existing footnote in PEA 19:

Dual personnel of PIMCO Prime Real Estate LLC (“PIMCO Prime Real Estate”) and PIMCO who provides services to the fund on behalf of PIMCO. The term “dual personnel” refers to employees who are employed by PIMCO Prime Real Estate but also perform duties and tasks as directed by PIMCO under an Employee and Leasing Services Agreement. This arrangement allows employees to remain administratively within PIMCO Prime Real Estate while still complying with PIMCO’s policies and procedures when carrying out activities in their role for

Anu Dubey January 21, 2025 Page 5

PIMCO. Under a Compliance Cooperation Agreement, PIMCO Prime Real Estate and its employees agree to comply with all applicable rules, guidelines, and policies of PIMCO. PIMCO Prime Real Estate and its employees also agree to fully and promptly cooperate with PIMCO personnel and service providers responsible for its compliance program. PIMCO Prime Real Estate is a PIMCO company, comprising Allianz Real Estate GmbH and PIMCO Prime Real Estate and their subsidiaries and affiliates. On October 1, 2020, PIMCO and Allianz completed the transition of the ownership, management and oversight of PIMCO Prime Real Estate to PIMCO such that PIMCO Prime Real Estate is now a wholly-owned subsidiary of PIMCO LLC, and Allianz Real Estate GmbH is a wholly-owned subsidiary of PIMCO Europe GmbH, an affiliate of PIMCO LLC.

Comment 12: Identify within “Sales at Net Asset Value” (or in Appendix B, if included, with a cross-reference) any financial firms that maintain or sponsor retirement plans which have entered into an agreement with the Distributor. See IMGU 2016-06, at p. 2.

Response: The Fund notes that there will be no financial firm-specific sales charge waivers and discounts that would necessitate an Appendix B regarding “Financial Firm-Specific Sales Charge Waivers and Discounts.” All Appendix B cross-references will be removed in PEA 19.

Comment 13: Please also explain arrangements in waivers of EWCs for Class F shares and identify each class of people holding Class F shares who are eligible for EWC waiver. See Item 12(a)(2) of N-1A and Instruction 1 thereto; PIMCO Flexible Credit Income Fund Exemptive Application, filed 8/20/2018, at p. 16.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 14: Please also disclose in the prospectus, as in the SAI, that waivers will be applied uniformly to all shareholders. See PIMCO Flexible Credit Income Fund Exemptive Application, filed 8/20/2018, at p. 16.

Response: Comment accepted. The requested change will be reflected in PEA 19.

SAI

Comment 15: Please disclose within “Fundamental Investment Restrictions” that a fundamental investment restriction may not be changed without a majority vote of shareholders.

Response: Comment accepted. The requested change will be reflected in PEA 19.

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Comment 16: (Accounting Staff): Please update the hyperlink to the semiannual report in the SAI to link to the June 30, 2024 semiannual report.

Response: The Fund will add a hyperlink to the semiannual shareholder report in PEA 19.

Comment 17: Please include, in the prospectus, the SAI’s discussion of rules that will apply under the method for calculating EWCs for Class A-4. See Instruction 3 to Item 12(a)(1) of Form N-1A.

Response: The Fund respectfully notes that the discussion of how EWCs for Class A-4 are calculated are included is included in the SAI. In response to the Staff’s comment, the Fund will relocate its disclosure such that the order of its appearance aligns with the Fund’s prospectus.

Comment 18: Please include, in the prospectus, the SAI’s discussion of rules that will apply under the method for calculating EWCs for Class F. See Instruction 3 to Item 12(a)(1) of Form N-1A.

Response: The Fund respectfully notes that the discussion of how EWCs for Class F are calculated are included is included in the SAI. In response to the Staff’s comment, the Fund will relocate its disclosure such that the order of its appearance aligns with the Fund’s prospectus.

Comment 19: Please include, in the prospectus, the first paragraph of the SAI’s “Shares Purchased or Held Through Financial Intermediaries.” See Item 12(a)(2) of Form N-1A; IMGU 2016-06, at p.2.

Response: Comment accepted. The requested change will be reflected in PEA 19.

Comment 20: Please provide Appendix B for review and confirm that it would be attached to the Fund’s prospectus when filed on EDGAR.

Response: The Fund notes that there will be no financial firm-specific sales charge waivers and discounts that would necessitate an Appendix B regarding “Financial Firm-Specific Sales Charge Waivers and Discounts.” All Appendix B cross-references will be removed in PEA 19.

Part C

Comment 21: (Accounting Staff): Please include hyperlinks to the June 30, 2024 semiannual report as incorporated by reference in the Financial Statements section of the SAI and in Item 25.

Anu Dubey January 21, 2025 Page 7

Response: The Fund will add hyperlinks to the semiannual shareholder report in PEA 19.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Jaime Dinan, Pacific Investment Management Company LLC
Megan Johnson, Dechert LLP
Douglas P. Dick, Dechert LLP

Anu Dubey January 21, 2025 Page 8

Attachment A

Summary of Fund Expenses

This table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. You may qualify for sales charge discounts on Class A-4 Common Shares of the Fund if you and your family invest, or agree to invest in the future, in a certain amount of Class A-3 and/or Class A-4 common shares of the Fund (to the extent available) or other eligible closed-end interval funds that are sponsored by PIMCO. More information about these and other discounts is available in the “Plan of Distribution-Share Classes” section on page 61 of this prospectus or from your financial advisor.

Shareholder Transaction Expenses:

	Inst. Class	Class A- 3	Class A- 4	Class F
Maximum Initial Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None(1)	None(1)	3.00%(2)	None(1)
Maximum Early Withdrawal Charge (Load) (as a percentage of the lower of the original purchase price or repurchase price)	None	None	1.00%	1.70%

(1)

While neither the Fund nor the Distributor impose an initial sales charge, if you buy Institutional Class, Class A-3 or Class F Common Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

(2)

Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%. See “Plan of Distribution - Purchasing Shares - Reductions and Waivers of Initial Sales Charges and EWCs” - Class A-4 Common Shares in this prospectus for more information on sales charge waivers and discounts.

Annual Fund Operating Expenses (as a percentage of net assets attributable to Common Shares (reflecting leverage attributable to Preferred Shares and reverse repurchase agreements)):

	Inst. Class	Class A-3	Class A-4	Class F
Advisory Fees	1.25%	1.25%	1.25%	1.25%
Administrative Fee	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	N/A	0.75%	0.75%	N/A
Interest Payments on Borrowed Funds(1)(2)	2.80%	2.80%	2.80%	2.80%
Dividend and Other Costs on Preferred Shares(1)(3)	0.03%	0.03%	0.03%	0.03%
Property-Level Expenses(4)	N/A	N/A	N/A	N/A

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Other Expenses	0.80%	0.80%	0.80%	0.80%
Total Annual Fund Operating Expenses	5.38%	6.13%	6.13%	5.38%
Fee Waiver and/or Expense Reimbursement(5)	(1.19)%	(1.19)%	(1.19)%	(1.19)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	4.19%	4.94%	4.94%	4.19%

(1)

“Interest Payments on Borrowed Funds” and “Dividends and Other Costs on Preferred Shares” are borne by the Fund separately from the advisory and administrative fees paid to PIMCO. Excluding such expenses, estimated Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.36% for Institutional Class and Class F shares and 2.11% for Class A-3 and Class A-4 shares.

(2)

“Interest Payments on Borrowed Funds” reflects the Fund’s use of leverage averaged over the period ended December 31, 2023 in an amount equal to 30.11% of the Fund’s total average net assets (including assets attributable to such leverage) at an interest rate of 6.26%. The actual amount of leverage used and borrowing expenses borne by the Fund will vary over time in accordance with the level of the Fund’s use of secured credit facilities from certain financial institutions and/or other forms of borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Fund Operating Expenses table above, but would be reflected in the Fund’s performance result.

(3)

“Dividend and Other Costs on Preferred Shares” reflects the Fund’s issuance of Preferred Shares in an amount equal to 0.19% of the Fund’s net assets, at an estimated annual dividend cost to the Fund of 12.00%. See “Description of Capital Structure and Shares.” Dividend and Other Costs on Preferred Shares are borne directly by the Fund and will be reflected in the Fund’s financial statements.

(4)

“Property-Level Expenses” represents estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property by the Fund’s consolidated subsidiaries. In addition, the Fund also expects that its unconsolidated operating entities will incur property management, disposition and other expenses related to investments in real property, the costs of which will be indirectly borne by Common Shareholders. The Fund’s real estate operating subsidiaries have and expect in the future to hire affiliated or unaffiliated property managers or other service providers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s commercial real estate (“CRE”) investments.

(5)

PIMCO has contractually agreed (the “Expense Limitation Agreement”), through May 1, 2026, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses (including any initial offering expenses), the payment of expenses associated with obtaining or maintaining a Legal Entity Identifier (“LEI”) and/or payment of the Fund’s pro rata Trustees’ fees (the

Anu Dubey January 21, 2025 Page 10

“Specified Expenses”) in any fiscal year exceed 0.07% of the Fund’s average daily net assets (the “Expense Limit”). Under the Expense Limitation Agreement, if, in any month during which the Administration Agreement is in effect, the estimated annualized Specified Expenses of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement (the “Reimbursement Amount”) during the previous thirty-six (36) months, to the extent that the Fund’s annualized Specified Expenses plus the amount so reimbursed does not exceed, for such month, the Expense Limit (or the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit) or any future expense limitation that may be in place, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO. The Expense Limitation Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Fund of the termination of the Expense Limitation Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, the Expense Limitation Agreement shall terminate upon termination of the Administration Agreement, or it may be terminated by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

Example

As required by relevant SEC regulations, the following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return(1):

If you redeem your shares at the end of each period:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$42	$150	$257	$522
Class A-3	$49	$171	$289	$574
Class A-4	$88	$196	$311	$587
Class F	$59	$150	$257	$522

If you do not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A-4	$78	$196	$311	$587
Class F	$59	$150	$257	$522

(1)

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or

Anu Dubey January 21, 2025 Page 11

less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Common Shares of the Fund, which are not reflected in the example.